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                                                          Filed by PRIMEDIA Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                                                Subject Company: About.com, Inc.
                                                     Commission File No. 1-11106


                                                  Date: January 8, 2001

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between PRIMEDIA and About, including future financial and operating results, PRIMEDIA's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of About's and PRIMEDIA's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of About stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause PRIMEDIA's and About's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of PRIMEDIA and About, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement-consent solicitation-prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement-consent solicitation-prospectus, as well as other filings containing information about PRIMEDIA and About, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement-consent solicitation-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-consent solicitation-prospectus can also be obtained, without charge, by directing a request to PRIMEDIA Inc., 745 Fifth Avenue, New York, NY 10151, Attention: Investor Relations (212-745-0100), or to About.com, Inc., 1440 Broadway, New York, NY 10018, Attention: Investor Relations (212-204-1500). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the materials filed with the SEC by About and PRIMEDIA on October 30, 2000.

PRIMEDIA and About and certain other persons named below may be deemed to be participants in the solicitation of proxies of About's stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of PRIMEDIA. A detailed list of the names and interests of PRIMEDIA's directors and officers is contained in PRIMEDIA's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of About's directors and officers is contained in About's proxy statement for its 2000 annual meeting.


                                      # # #

The following is a press release dated January 8, 2001.


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[LOGO ABOUT(R)]
THE HUMAN INTERNET

CONTACTS
About, Inc.:
Investors: Kelly Lofts, klofts@about-inc.com, 212-204-1587
                        --------------------
Media: Tabatha Sturm, tabatha@about-inc.com, 212-204-1636
                      ---------------------

Primedia:
Investors: Warren Bimblick, wbimblick@primedia.com, 212-745-0615
                            ----------------------
Media: Whit Clay, wclay@sloanepr.com, 212-446-1864
                  ------------------


  ABOUT.COM, INC. SCHEDULES STOCKHOLDER MEETING FOR VOTE ON PRIMEDIA MERGER

NEW YORK, NY - JANUARY 8, 2001 - About (Nasdaq: BOUT), the 7th largest web property and leader in online targeted marketing, today announced that it will hold a special stockholders meeting on February 20, 2001, to vote on the proposed merger of About with PRIMEDIA (NYSE: PRM).

The meeting will be held at the Hotel Inter-Continental, located at 111 East 48th Street in New York City. Subject to stockholder approval, the merger closing date will be on or about February 26, 2001. Proxy statements are expected to be mailed to About stockholders by late January.

ABOUT
THE HUMAN INTERNET(TM)
About is the Internet's most complete targeted environment for marketers. With more than 700 topic sites, each overseen by a professional Guide, the About Network provides customers with an experience unlike any other on the Web-including the Internet's best link directories, original content, community features and commerce opportunities. Media Metrix (November 2000) ranks About.com as the 7th largest Web Property. More information on the company can be found on its Web site at www.about.com
                            -------------

On October 30, 2000, About announced a proposed merger with PRIMEDIA Inc. With 1999 sales of $1.7 billion, PRIMEDIA is a targeted media company with print, video, and Internet businesses focused on consumer and business-to-business audiences. The company publishes more than 220 magazines, and owns and operates approximately 300 Web sites and other Internet properties. PRIMEDIA's stock symbol: NYSE: PRM.


This news release contains forward-looking statements that involve risks and uncertainties regarding About. Investors are cautioned that such results or events predicted in these statements may differ materially from actual future events or results. Factors that could cause actual events or results to differ from anticipated events or results include the company's limited operating history, history of losses and anticipation of continued losses, potential volatility of quarterly operating results, and other risks that are contained in About's reports and documents filed from time to time with the Securities and Exchange Commission.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

                                      # # #